FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2003

Sopheon plc

(Translation of registrant's name into English)

Stirling House, Surrey Research Park
Guildford Surrey GU2 7RF
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____X_____   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No _____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This report comprises a Press Announcement, attached as Exhibit A, relating to the release of Sopheon plc's Preliminary Results statement for the year ended December 31, 2002 to the AIM market of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Sopheon plc

(Registrant)

10 June 2003

Arif Karimjee

Date

(Signature)*

Finance Director

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* Print the name and title of the signing officer under his/her signature.

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